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                    (GALLAGHER, BRIODY & BUTLER LETTERHEAD)



                                        August 31, 2005


VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.:      Letty G. Lynn, Reviewer
            Daniel H. Morris, Attorney-Adviser
            Patrick Kuhn
            Joseph A. Foti

      RE:   U.S. HELICOPTER CORPORATION
            AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM SB-2, FILED ON AUGUST 30, 2005
            FILE NO. 333-124262

Ladies and Gentlemen:

      On behalf of U.S. Helicopter Corporation ("U.S. Helicopter" or the "Company"), we have filed on today's date via Edgar Amendment No. 4 to the Company's Registration Statement on Form SB-2 (the "Amendment"). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in your letter dated August 25, 2005 on a point-by-point basis. The numbered comments and responses below correspond with the numbered paragraphs in the Commission's August 25, 2005 comment letter.

COMMENT #1:

If we default under the convertible debenture...cease our operations, page 20

      We note the parenthetical in the second paragraph. Please revise your disclosure to specify that the agreements identified in the parenthetical constitute all of your "other agreements in the Convertible Debenture."
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RESPONSE TO COMMENT #1:

      This paragraph has been revised accordingly to indicate that the agreements identified in the parenthetical constitute all of the Company's other agreements in the Convertible Debenture.

COMMENT #2:

If we default...shares of our common stock, page 20

      We note that you have added a risk factor on page 20, and additional language throughout the prospectus, that indicates that Cornell may waive the 9.99% restriction on share ownership. Please clarify that pursuant to the Convertible Debenture the 9.99% share ownership restriction may be waived by Cornell either in its sole discretion with 60 days' notice, or without notice upon the event of a default. Your disclosure should be revised throughout the registration statement to explain clearly that Cornell possesses two separate rights and how those rights operate.

RESPONSE TO COMMENT #2:

      We have added a risk factor on page 20, and supplemented our disclosure on pages 26, 27, 30, 31, 67 and in Part II, to indicate that Cornell Capital may waive the 9.99% share ownership restriction pursuant to the Convertible Debenture either in its sole discretion with 60 days' notice, or without notice in the event of default. We have also clarified that the 9.99% limitation does not apply to an automatic conversion of any and all amounts remaining due and payable under the Convertible Debenture on August 4, 2006. (Please note that the risk factor previously included at page 20 and referenced in Comment #2 relates to Cornell's restriction on converting more than 10% of any amounts due and owing under the Debenture, as opposed to the ownership restriction which prevents the Company from issuing shares which would result in Cornell holding in excess of 9.99% of the Company's issued and outstanding common stock.)

COMMENT #3:

The price you pay...participating in this offering, page 23

      The current offering is at a fixed price and therefore this risk factor should be removed from the prospectus until such time that there is an established market for the company's common stock.

RESPONSE TO COMMENT #3:

      We have removed this risk factor at page 23 as requested.



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COMMENT #4:

Selling Stockholders, page 24

      We note your response to our prior comment 4. Under a separate heading in the Risk Factors section, please include an appropriate discussion of the share ownership restrictions and the effect on your ability to access funds.

RESPONSE TO COMMENT #4:

      We have included the following risk factor at page 20:

RESTRICTIONS UNDER THE CONVERTIBLE DEBENTURE AND THE SEDA COULD SIGNIFICANTLY LIMIT OUR ABILITY TO ACCESS FUNDS UNDER THE SEDA.

      We are prohibited from issuing shares to Cornell Capital upon conversion of the Convertible Debenture or pursuant to the SEDA which would result in Cornell Capital holding in excess of 9.99% and 9.9%, respectively, of our issued and outstanding common stock. Pursuant to the terms of the Convertible Debenture, this restriction may only be waived by Cornell Capital either in its sole discretion with 60 days' notice or without notice upon an event of default. This limitation does not apply to an automatic conversion of any and all amounts remaining due and payable under the Convertible Debenture on August 4, 2006. This restriction may significantly limit and delay our ability to access funds under the SEDA and, accordingly, may affect our ability to implement our business plan.

COMMENT #5:

Standby Equity Distribution Agreement, page 33

      Your revision of the last paragraph of this section is still not clear. Please revise to state simply the fees expected to be incurred in connection with this registration statement, and that the fees to be incurred in the subsequent registration of the SEDA shares are separate and not currently known. You may also wish to separate the last paragraph of this section from the preceding paragraphs in this section by inserting a subheading.

RESPONSE TO COMMENT #5:

      We have revised this paragraph at page 33 to indicate only the fees that the Company expects to incur in connection with this registration statement, and that the fees to be incurred in connection with a subsequent registration of the SEDA shares are separate and not known at this time. We have added a subheading immediately preceding this paragraph.

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COMMENT #6:

Liquidity and Financial Condition, page 40

      Please revise to disclose the significant terms of the term sheet you signed on July 28, 2005 with a potential lessor to lease your helicopters in 2005 and 2006, as noted on page 7.

RESPONSE TO COMMENT #6:

      We have supplemented our disclosure on page 48 to indicate that, pursuant to the term sheet, the Company anticipates entering into a five-year lease with monthly payments of $35,834. The lessor has proposed to pay or reimburse the Company for the cost of transporting the aircraft and all necessary maintenance and inspection work up to $200,000 per aircraft. The lessor will require a security deposit of two months worth of monthly rent at the time the lease is entered into. In addition, the Company will contract with the lessor for standard "power by the hour" ("PBH") arrangements covering all major airframe and engine components and parts. The Company will be required to insure the aircraft based on $3.1 million hull value and $150 million passenger liability, and the lessor will have a right of first refusal for the next ten helicopters which must be offered at competitive market rates for rent and PBH charges.

COMMENT #7:

Change in Control, page 67

      We note the final two sentences of this section have been added to give comfort to your investors that Cornell will not affect a change in control. We do not believe that you have adequate basis upon which to make representations to investors regarding Cornell's future intent. Please eliminate references to Cornell's business model and past transactions and revise your disclosure to state without qualification that a change of control is possible. Please note that we will not object if you retain language indicating that Cornell has represented to you that it does not intend to attempt to acquire control of your company; provided that you disclose that Cornell, regardless of such representations to you, is in no way legally bound or otherwise restricted from exercising its waiver and effecting a change in control. We request that similar language appearing elsewhere in the prospectus also be revised.

RESPONSE TO COMMENT #7:

      We have deleted the last two sentences of this paragraph which references management's belief that a change in control will not occur. We have also clarified that the 9.99% share ownership restriction may be waived by Cornell Capital either in its sole discretion with 60 days' notice or without notice upon an event of default. We have also noted that the share ownership limitation does not apply to an automatic conversion of any and all amounts remaining due under the Debenture on August 4, 2006. In addition, we have

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included language which notes that Cornell Capital has indicated to the Company that it does not intend to attempt to exercise a change of control.

     Per our conversion with Daniel Morris on August 30, 2005, we have left intact language which indicates that the issuance of shares in this offering will not result in a change of control. We have, however, supplemented our disclosure on page 67 (and added a new risk factor at page 20) which indicates that Cornell Capital could acquire up to 28.46% of the Company's common stock and thereby exercise significant influence over the Company.

COMMENT #8:

      Please disclose the percentage of the company that would be owned by Cornell if it chose to waive the 9.99% share ownership restriction and acquire the maximum number of shares available to it under the Debenture.

RESPONSE TO COMMENT #8:

      We have supplemented our disclosure in this paragraph on page 67 to note that if Cornell waived the 9.99% share ownership restriction and acquired the maximum number of shares available to it under the Debenture, the Company would issue a total of 7,344,830 shares, which would constitute 28.46% of the issued and outstanding shares of the Company immediately after such issuance.

      If you have any questions or require any supplemental information after reviewing our responses and the Amendment No. 4 to Form SB-2 as filed by the Company as of today's date, please do not hesitate to contact the undersigned at 609-452-6000.

                                          Very truly yours,

                                          /s/ Thomas P. Gallagher

                                          Thomas P. Gallagher

cc:   John G. Murphy, President and Chief Executive Officer
      George J. Mehm, Jr., Senior Vice President, Chief Financial Officer and Treasurer




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